EXHIBIT 99.1
Consolidated Financial Statements

EBS Master LLC
Year Ended December 31, 2007 and Period From
November 16, 2006 to December 31, 2006
With Report of Independent Auditors

EBS Master LLC

Consolidated Financial Statements

Year Ended December 31, 2007 and
Period From November 16, 2006 to December 31, 2006

REPORT OF INDEPENDENT AUDITORS
The Members
EBS Master LLC

We have audited the accompanying consolidated balance sheets of EBS Master LLC (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2007 and for the period from November 16, 2006 to December 31, 2006. Our audits also included the financial statement schedule on page 22. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EBS Master LLC at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007, and for the period from November 16, 2006 to December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 14, 2008

EBS MASTER LLC

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$29,583	$28,966
Accounts receivable, net of allowance for doubtful accounts of $3,626 and $3,849 at December 31, 2007 and 2006, respectively	123,088	121,073
Deferred tax assets	649	2,480
Prepaid expenses and other current assets	14,788	11,688

Total current assets	168,108	164,207

Property and equipment, net	56,595	51,940
Goodwill	649,701	642,560
Intangible assets, net	455,580	482,289
Other assets, net	17,240	20,852

TOTAL ASSETS	$1,347,224	$1,361,848

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$5,867	$2,741
Accrued expenses	74,439	70,542
Due to HLTH Corporation	797	30,714
Deferred revenues	16,054	14,290
Current portion of long-term debt	7,247	7,550

Total current liabilities	104,404	125,837

Long-term debt excluding current portion	880,203	917,450
Deferred tax liabilities	42,147	41,083
Other long-term liabilities	17,870	1,002

Commitments and contingencies
Members’ equity	302,600	276,476

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,347,224	$1,361,848

See accompanying notes.

EBS MASTER LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		Period From
		November 16,
	Year Ended	2006 to
	December 31,	December 31,
	2007	2006

Revenue	$808,537	$87,903
Costs and expenses:
Cost of operations	517,884	56,775
Development and engineering	21,925	2,297
Sales, marketing, general and administrative	94,342	13,100
Depreciation and amortization	62,811	7,127
Interest income	(1,567)	(139)
Interest expense	74,940	10,173

Income (loss) before income tax provision	38,202	(1,430)
Income tax (provision) benefit	(3,709)	232

Net income (loss)	$34,493	$(1,198)

See accompanying notes.

EBS MASTER LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

Opening balance November 16, 2006	$—
Initial capital contribution, net of related costs	303,118
Adjustment to reflect carryover basis of assets and liabilities of Emdeon Business Services	(25,754)
Contribution from HLTH Corporation for non-cash transfer of stock-based compensation expense	310
Net loss	(1,198)

Balance at December 31, 2006	276,476

Contribution from HLTH Corporation for non-cash transfer of stock-based compensation expense	2,107
Contribution from HLTH Corporation for retention bonuses paid on behalf of the Company	3,388
Equity-based compensation expense	1,398

Net income	34,493
Change in the fair value of interest rate swap, net of taxes	(15,262)

Other comprehensive income	19,231

Balance at December 31, 2007	$302,600

See accompanying notes.

EBS MASTER LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Period From
		November 16,
	Year Ended	2006 to
	December 31,	December 31,
	2007	2006

Operating activities
Net income (loss)	$34,493	$(1,198)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62,811	7,127
Equity and stock-based compensation expense	3,505	310
Deferred income tax expense	(342)	(232)
Amortization of debt issuance costs	3,005	345
Loss on disposal of fixed assets	11	—
Changes in operating assets and liabilities:
Accounts receivable	354	4,796
Prepaid expenses and other	(2,469)	(3,845)
Accounts payable	3,127	(627)
Accrued expenses	(1,480)	5,089
Due to HLTH Corporation	(29,926)	10,014
Deferred revenues	1,696	(944)

Net cash provided by operating activities	74,785	20,835
Investing activities
Purchases of property and equipment	(28,180)	(2,606)
Payments for businesses purchased (IXT Solutions, Inc. and other)	(11,326)	—
Purchase of Emdeon Business Services, net of cash acquired	—	(1,197,774)

Net cash used in investing activities	(39,506)	(1,200,380)
Financing activities
Capital contribution, net of related costs	3,388	303,118
Debt principal payments	(37,550)	—
Payment of debt issuance costs	(500)	(19,607)
Proceeds from draw on revolver	10,000	—
Payment on revolver draw	(10,000)
Proceeds from issuance of long-term debt	—	925,000

Net cash (used in) provided by financing activities	(34,662)	1,208,511
Net increase in cash and cash equivalents	617	28,966
Cash and cash equivalents at beginning of period	28,966	—

Cash and cash equivalents at end of period	$29,583	$28,966

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$72,012	$9,148

Cash paid for income taxes	$2,206	$—

See accompanying notes.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006
(In Thousands, Except Share, Per Share and Per Unit Amounts)

1.	Background

On November 16, 2006, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of November 15, 2006, among HLTH Corporation and certain subsidiaries (HLTH Entities) and General Atlantic Corporation and a subsidiary (GA Entities) (the Merger Agreement), 52% of EBS Master LLC (the Company), was acquired by General Atlantic LLC from HLTH Corporation. The Company is currently owned 52% by GA Entities and 48% by HLTH Entities (see Note 16). The transactions through which GA Entities acquired 52% of the Company are referred to herein as the “General Atlantic Acquisition” (see Note 3). The Merger/Acquisition was financed with approximately $925 million in bank debt and an investment of approximately $320 million by GA Entities. The Company is required to make tax distributions to its owners based upon its taxable income as adjusted for certain specified items.

The Company, through its 100% owned subsidiary, Emdeon Business Services LLC, owns the businesses collectively known as Emdeon Business Services. These businesses provide solutions that automate key business and administrative functions for healthcare payers and providers including: electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in the reported results of operation; and if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: the allowance for doubtful accounts; the fair value assigned to assets acquired and liabilities assumed in business combinations; the carrying value of long-lived assets (including goodwill and intangible assets); the amortization period of long-lived assets (excluding goodwill); the carrying value, capitalization and amortization of software development costs; the provision and benefit for income taxes and related deferred tax accounts; certain accrued expenses; revenue recognition; contingencies; and the value attributed to stock-based awards.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventory

Inventory is stated at the lower of cost or market value using the first-in, first-out basis and consists of unprocessed rolled paper, paper sheet stock, envelopes and inserts. Market value is based on current replacement cost. Inventory was $1,891 and $1,004 as of December 31, 2007 and 2006, respectively, and is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Software Development Costs

The Company accounts for internal use software development costs in accordance with Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and data conversion costs are expensed as incurred. Capitalized software costs are included in property and equipment within the accompanying consolidated balance sheets and are amortized over a three-year period.

Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	3 to 7 years
Software	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Expenditures for maintenance, repair and renewals that extend the useful life of an asset are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets result from the Company’s acquisitions accounted for under the purchase method. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Customer relationships	10 to 18 years
Technology	6 to 7 years
Trade names	7 years
Non-compete agreements	1 to 5 years

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recoverability

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. With respect to goodwill, the Company determines whether potential impairment losses are present by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS No. 142, which defines a reporting unit as an operating segment or one level below an operating segment. If the fair value of the reporting unit is less than the net assets of the reporting unit, then a hypothetical purchase price allocation is used to determine the amount of goodwill impairment. The Company has recognized no impairment in conjunction with its annual SFAS No. 142 analysis.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Deferred Charges

Other assets include costs associated with the issuance of long-term debt that are amortized to interest expense in the consolidated statements of operations, using the effective interest method over the term of the debt. The Company capitalized $19,607 of costs in connection with the original issuance of long-term debt and $500 in connection with the current year amendment. As of December 31, 2007 and 2006, the total unamortized issuance costs were $16,757 and $19,262, respectively.

Derivative

Derivative financial instruments are used to manage the Company’s interest rate exposure. The Company does not enter into financial instruments for speculative purposes. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and related interpretations, and are measured at fair value and recorded on the balance sheet. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective.

Revenue Recognition

The Company generates revenue by selling transaction services to healthcare payers and providers, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. The Company also generates revenue by selling its document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. The Company generally charges a one-time implementation fee to healthcare payers and providers at the inception of a contract, in connection with their related setup to submit and receive medical claims and other related transactions through the Company’s clearinghouse network.

Revenue for transaction services, patient statement and paid-claims communication services is recognized as the services are provided. The implementation fees are deferred and amortized to revenue on a straight line basis over the contract period of the related transaction processing services, which generally vary from one to three years.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash receipts or billings in advance of revenue recognition are recorded as deferred revenues in the accompanying consolidated balance sheets. Deferred revenue is reversed at the time revenue is recognized.

The Company excludes sales and use tax from revenue in the consolidated statements of operations.

Concentration of Credit Risk

None of the Company’s customers individually accounted for more than 10% of the Company’s consolidated revenue during the period from January 1, 2007 to December 31, 2007.

The Company’s revenue is generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company’s revenue and results of operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). This statement expands the definition of a business and a business combination and generally requires the acquiring entity to recognize all of the assets and liabilities of the acquired business, regardless of the percentage ownership acquired, at their fair values. It also requires that contingent consideration and certain acquired contingencies be recorded at fair value on the acquisition date and that acquisition costs generally be expensed as incurred. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, that this new standard will have on its results of operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, which provides guidance for using fair value to measure assets and liabilities, including a fair value hierarchy that prioritizes the information used to develop fair value assumptions. It also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operations.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits many financial instruments and certain other items to be measured at fair value at our option. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits the choice to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for financial statements issued for first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that this new standard will have on its results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements (ARB No. 51) to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

SFAS No. 160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent. SFAS No. 160 does not change ARB No. 51’s provisions related to consolidation purposes or consolidation policy, or the requirement that a parent consolidate all entities in which it has a controlling financial interest. SFAS No. 160 does, however, amend certain of ARB No. 51’s consolidation procedures to make them consistent with the requirements of SFAS No. 141(R) as well as to provide definitions for certain terms and to clarify some terminology. In addition to the amendments to ARB No. 51, SFAS No. 160 amends SFAS No. 128, Earnings per Share, so that the calculation of EPS amounts in consolidated financial statements will continue to be based on amounts attributable to the parent. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company has not yet evaluated the impact that SFAS No. 160 will have on its results of operations or financial position.

3.	Business Combinations

See Note 1 for a description of the General Atlantic Acquisition.

The acquisition of EBS Master LLC’s operations pursuant to the Merger Agreement is accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. An allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition has been made, considering a number of factors, including the use of an independent appraisal. The allocation reflects the fair value of the acquired assets and liabilities assumed to the extent of the GA Entities’ 52% ownership interest in the Company and the historical costs bases of such assets and liabilities to the extent of the HLTH Entities continuing 48% ownership interest in the Company.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of the Company at November 16, 2006:

	GA Capital				Opening
	Contribution	Emdeon	Cash Payment	Purchase	Balances as of
	and Bank	Business	to HLTH	Accounting	November 16,
	Debt	Services(a)	Corporation	Adjustments	2006

Cash and cash equivalents	$1,208,511	$10,737	$(1,208,511)	$—	$10,737
Accounts receivable	—	125,870	—	—	125,870
Other assets	19,607	9,448	—	(457)	28,598
Property and equipment	—	49,199	—	—	49,199
Goodwill	—	666,456	—	(23,661)	642,795
Intangible assets	—	105,840	—	381,451	487,291

Total assets	$1,228,118	$967,550	$(1,208,511)	$357,333	$1,344,490

Accounts payable, accrued expenses and other liabilities	$—	$78,484	$—	$(406)	$78,078
Due to HLTH Corporation	—	—	—	10,700	10,700
Deferred revenues	—	21,201	—	(5,968)	15,233
Deferred taxes, net	—	—	—	38,115	38,115
Debt	925,000	—	—	—	925,000
Members’ equity	303,118	867,865	(1,208,511)	314,892	277,364

Total liabilities and members’ equity	$1,228,118	$967,550	$(1,208,511)	$357,333	$1,344,490

(a)	Reflects historical balances of Emdeon Business Services adjusted to exclude certain assets and liabilities (principally tax related) not acquired.

2007 Acquisition

On December 18, 2007, the Company acquired IXT Solutions, a privately held company that is an innovator of consumer (patient) billing and payment solutions. This acquisition adds additional services and capabilities to the Company’s existing suite of patient billing and payment solutions. The Company paid approximately $11,000 in cash at closing, including transaction-related costs of $165 and has agreed to pay up to an additional $5,250 in cash if certain revenue and migration targets are achieved. The results of operations of IXT Solutions are included in the consolidated financial statements of the Company from December 18, 2007, the closing date of the acquisition.

A preliminary allocation of IXT Solutions’ purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition has been made, considering a number of factors, including the use of an independent appraisal. However, this allocation may change in the future as additional information becomes available, such as final third party valuations of certain assets and liabilities. An estimated earnout liability of $4,500 has been accrued based on the assessment that payout of that portion of the total earnout is probable.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total purchase price, including the estimated earnout liability that was recorded at December 18, 2007, was allocated as follows:

Current assets	$2,500
Property and equipment	984
Other assets	5
Identifiable intangible assets:
Customer contracts	9,690
Internally-developed software	2,170
Non-compete agreements	600
Goodwill	6,906
Current liabilities	(2,053)
Deferred tax liability	(5,273)
Long-term liabilities	(176)

Total preliminary purchase price	$15,353

Purchase price reconciliation is as follows:

Cash payment	$10,688
Transaction fees	165
Earnout accrual	4,500

Total preliminary purchase price	$15,353

4.	Long-Lived Assets

Property and Equipment

Property and equipment as of December 31, 2007 and 2006, consists of the following:

	2007	2006

Computer equipment	$29,276	$14,262
Office equipment, furniture and fixtures	15,264	14,515
Software	26,144	13,521
Leasehold improvements	6,871	1,853
Construction in process	4,807	9,914

	82,362	54,065
Less accumulated depreciation	(25,767)	(2,125)

Property and equipment, net	$56,595	$51,940

Depreciation expense was $23,642 and $2,125 during the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Intangible Assets

Intangible assets subject to amortization as of December 31, 2007, consist of the following:

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Customer relationships	$399,934	$(25,404)	$374,530
Technology	69,510	(12,544)	56,966
Trade names	26,000	(4,148)	21,852
Non-compete agreements	4,307	(2,075)	2,232

Total	$499,751	$(44,171)	$455,580

Amortization expense was $39,169 and $5,002 during the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively. Aggregate future amortization expense for intangible assets is estimated to be:

Years Ending December 31,

2008	$40,572
2009	38,896
2010	38,896
2011	38,886
2012	37,573
Thereafter	260,757

5.	Accrued Expenses

Accrued expenses as of December 31, 2007 and 2006, consist of the following:

	2007	2006

Customer deposits	$25,551	$23,660
Accrued compensation	15,350	16,228
Accrued insurance	2,721	2,127
Accrued rebates	4,907	5,966
Accrued outside services	4,224	1,127
Accrued telecommunications	3,744	4,141
Accrued income, sales and other taxes	1,347	2,175
Accrued estimated earnout	4,500	—
Other accrued liabilities	12,095	15,118

	$74,439	$70,542

6.	Long-Term Debt

On November 16, 2006, the Company entered into two credit agreements with several lenders. One credit agreement (First Lien) provides for aggregate borrowings of $805 million of which $755 million was a term loan made at closing. The First Lien term loan was originally payable in quarterly installments of approximately $1.9 million plus accrued interest beginning in March 2007 through September 2013, with a balloon payment upon maturity in November 2013. These installment payments are subject to adjustment

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based upon optional and mandatory prepayment activity. Mandatory prepayments related to excess cash flow, as defined and other circumstances are also required.

Related to the First Lien term loan, interest is based upon a variable base rate plus a spread rate (combined total rate is 6.83% as of December 31, 2007) and payable quarterly. The First Lien credit agreement also provides for revolving loans not to exceed $50 million (Revolver) of which $12 million may be used for letters of credit in support of payment obligations of the Company incurred in the ordinary course of business. As of December 31, 2007, no amounts are currently outstanding under the Revolver which expires November 2013.

The second credit agreement is a $170 million term loan (Second Lien) subordinate to First Lien, and maturing in May 2014. Interest is based upon a variable base rate plus a spread rate (combined total rate is 9.83% as of December 31, 2007) and is payable quarterly.

These credit agreements require the Company to maintain minimum liquidity and interest coverage and impose restrictions related to capital expenditures and dividends, among other items. The Company believes it was in compliance with all debt covenants at December 31, 2007. This debt is secured by substantially all of the assets of the Company.

As of December 31, 2007 and 2006, HLTH Corporation has issued letters of credit totaling approximately $6 million supporting certain obligations of the Company pursuant to facility leases. In accordance with the terms of an agreement between the Company and HLTH Corporation, the letters of credit will remain in place subject to various optional or mandatory termination events which may be initiated by the Company or HLTH Corporation or may be governed pursuant to the underlying facilities lease agreements. The Company is obligated to reimburse/indemnify HLTH Corporation for any draws thereunder.

Effective March 9, 2007, the First Lien credit agreement was amended to reduce the interest rate spread rate to 2.25% followed by a subsequent reduction to 2.00% effective September 30, 2007. The amended agreement requires that certain optional prepayments made by the Company within one year of such amendment are subject to a premium of 1.0% of the principal amount prepaid.

The aggregate amounts of required principal payments are as follows:

Years Ending December 31,

2008	$7,247
2009	7,247
2010	7,247
2011	7,247
2012	7,247
Thereafter	851,215

$887,450

7.	Interest Rate Swap

Effective December 29, 2006, the Company entered into an interest rate swap agreement. The objective of the swap is to reduce the variability of cash flows in the interest payments of its total long-term debt, the sole source of which is due to changes in the three month variable base rate. The notional amount of the swap was $658,125 and $786,250 as of December 31, 2007 and 2006, respectively. Changes in the cash flows of the interest rate swap are expected to partially offset the changes in cash flows attributable to fluctuations in the three month variable base rates underlying the Company’s long-term debt. The interest rate swap matures December 30, 2011. The fair value of the instrument at December 31, 2007 and 2006 was $(16,577) and $0, respectively and is included in other long-term liabilities on the accompanying consolidated balance sheets.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in fair value for the year ended December 31, 2007 was $(16,577). Changes in the fair value of the interest rate swap are reported through other comprehensive income in the consolidated statements of members’ equity, net of taxes.

8.	Fair Value of Financial Instruments

The carrying amount and the estimated fair value of financial instruments held by the Company as of December 31, 2007 were:

	Carrying Amount	Fair Value

Cash and cash equivalents	$29,583	$29,583
Accounts receivable	123,088	123,088
Long-term debt	(887,450)	(844,353)
Interest rate swap	(16,577)	(16,577)

The carrying amounts of cash equivalents and accounts receivable approximate fair value because of their short maturities. The fair value of long-term debt is based upon market trades by investors in partial interests of these instruments. The fair value of the interest rate swap is based on quoted market price for the same or similar instruments.

9.	Lease Commitments

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of useful life or lease term. Included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2007 and 2006, was $1,192 and $994, respectively, related to the difference between rent expense and the rental amount payable for leases with fixed escalations.

Operating Leases

The Company leases its offices and other facilities under operating lease agreements that expire at various dates through 2017. Future minimum lease commitments under these non-cancelable lease agreements as of December 31, 2007 were as follows:

Years Ending December 31,
2008	$7,484
2009	6,205
2010	5,827
2011	2,352
2012	1,935
Thereafter	3,519

Total minimum lease payments	$27,322

Total rent expense for all operating leases were $7,913 and $929 during the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Commitments and Contingencies

Legal Proceedings

In the normal course of business, the Company is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

EBS Incentive Plan

The Company adopted the EBS Incentive Plan in October 2007. The EBS Incentive Plan is designed to allow certain employees of the Company to participate economically in the future growth and value creation of the Company. Each participant received a specified number of EBS Incentive Plan units. These units appreciate with increases in value of Emdeon Business Services LLC above the price at which General Atlantic and HLTH Corporation initially invested in the Company. At inception, the equity value of Emdeon Business Services LLC, and of the Company, was $615,602. These units do not give employees an ownership interest in the Company and these units have no voting rights.

Under the EBS Incentive Plan, certain employees were granted the right to earn up to 1,462,000 units in total over a five year period. Upon a realization event, a cash payment will be made based on the number of units earned at the time of the realization event times a formula as defined in the EBS Incentive Plan. The Board has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If the Board exercises this repurchase right, the employee will receive a cash payment as defined in the EBS Incentive Plan. As no payments are made until a realization event has occurred, which is not considered probable until a realization event is consummated, no expense is recognized until a realization event has occurred or a participant’s employment is terminated and the Board exercises their repurchase right as defined in the plan. If a realization event does not occur prior to October 5, 2017, the units will expire with no benefit to the employee.

11.	HLTH Stock-Based Compensation Plans

Certain employees participate in the stock-based compensation plans of HLTH Corporation (collectively, the Plans). Under these Plans certain employees have received grants of stock options and restricted stock. While the majority of these stock options and shares of restricted stock either vested or were forfeited in connection with the General Atlantic acquisition, certain stock options and shares of restricted stock remained outstanding subsequent to the General Atlantic acquisition and are subject to continued employment through the respective vesting dates. Following is a summary of these remaining stock options and shares of restricted stock:

Stock Options

As of December 31, 2006, 232,500 stock options were outstanding. These options had a weighted average exercise price of $9.17 per share, were scheduled to, and did, vest in February 2007, and had a remaining weighted average life of 7.33 months as of December 31, 2006. During the year ended December 31, 2007, 226,250 of these stock options were exercised and 6,250 were forfeited. There are no unvested stock options outstanding at December 31, 2007.

Restricted Stock

Restricted stock consists of shares of HLTH Corporation’s common stock which have been granted to employees. The grants are restricted such that they are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the employee until they vest. As of December 31, 2006, there

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were 206,994 shares of restricted stock outstanding. During the year ended December 31, 2007, 199,077 shares of restricted stock vested, 1,667 shares were forfeited and 6,250 shares were transferred back to HLTH Corporation as a result of the transfer of an employee of the Company to HLTH Corporation. There are no unvested restricted stock shares outstanding at December 31, 2007.

As a result of the sale of Emdeon Business Services, the Company’s employees with equity awards that were continuing to vest, subject to continued employment, were no longer considered employees of HLTH Corporation. Therefore, the measurement of stock compensation related to these equity awards was variable until the respective vesting dates of the awards. During the period from November 16, 2006 to December 31, 2006, and during the year ended December 31, 2007, the Company recognized stock compensation expense of $310 and $2,107, respectively, which is included within development and engineering costs and sales, marketing, general and administrative costs in the accompanying statements of operations.

12.	Equity-Based Compensation Plan

The Company adopted the EBS Executive Incentive Plan (Plan) in April 2007. The Plan is designed to provide certain executives with an indirect equity stake in the Company’s future growth and value creation. The EBS Executive Incentive Plan consists of a new class of non-voting EBS Master LLC equity called Grant A units. The Grant A units are solely profit interests in EBS Master LLC. These units appreciate with increases in value of EBS Master LLC above the price at which General Atlantic and HLTH Corporation initially invested in the Company. At inception, the equity value of EBS Master LLC was $615,602.

All Grant A units were issued by a separate legal entity EBS Executive Incentive Plan LLC which was created for this sole purpose and holds no other assets. General Atlantic and HLTH Corporation control EBS Executive Incentive Plan LLC through their ownership of EBS Master LLC.

Under this newly adopted Plan, certain executives are granted 3,220,000 equity units which represent 3.19% of the Company’s total outstanding equity. These equity interests vest ratably over a five year period and 644,000 units were vested as of December 31, 2007. The Board has the right, but not the obligation, to repurchase any employee’s vested units on termination of employment. If the Board exercises this repurchase right, the employee will receive cash payment as defined in the Plan. No award of additional grants shall be made under the Plan after December 31, 2011. Unless otherwise expressly provided in the Plan or in an applicable Grant A Unit Agreement, any Grant A Unit awarded hereunder or otherwise subject hereto may, and the authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any conditions or rights under any such Grant A Unit shall, continue after December 31, 2011.

An independent valuation was performed using a Black-Scholes model to determine the fair value of the Grant A units of $1.93 per unit. Significant assumptions used in the model are as follows:

Expected term	2.25 years
Expected volatility	49%
Expected dividends	—
Risk free rate	4.75%

Compensation expense for the EBS Executive Incentive Plan is being recognized on a straight-line basis over the vesting period. $1,398 of equity compensation expense was recognized during the twelve months ended December 31, 2007, and is included within development and engineering costs and sales, marketing, general and administrative costs in the accompanying statements of operations. As of December 31, 2007, the Company has $4,817 of unrecognized equity compensation expense related to the EBS Executive Incentive Plan.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Retirement Plans

During the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, employees of the Company participated in certain retirement plans of the Company. Certain of these plans provide for matching contributions.

Recorded expenses related to these plans were $1,104 and $97 during the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006.

14.	Income Taxes

The Company is comprised primarily of entities treated as partnerships for tax purposes. The tax consequences of transactions within the partnership flow-through to the partners. The Company also contains certain entities treated as corporations for tax purposes. Accordingly, deferred income taxes related to these corporations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2007 and 2006, were as follows:

	2007	2006

Deferred tax assets and (liabilities):
Depreciation and amortization	$(45,744)	$(44,185)
Accounts receivable	2,604	941
Accruals and reserves	1,441	1,539
Net operating losses	572	2,399
Stock-based compensation	—	486
Valuation allowance	(371)	—
Other	—	217

Net deferred tax assets and (liabilities)	$(41,498)	$(38,603)

Reported as:
Current deferred tax assets and (liabilities)	$649	$2,480
Non-current deferred tax assets and (liabilities)	(42,147)	(41,083)

Net deferred tax assets and (liabilities)	$(41,498)	$(38,603)

The change in deferred tax asset and liabilities for the year ended December 31, 2007, was comprised of the following:

Deferred tax benefit	$342
Deferred tax liability acquired during the year	(5,273)
Change in deferred tax assets and (liabilities) recorded in other comprehensive income	1,315
Purchase accounting adjustments	721

Change in deferred tax assets and (liabilities)	$(2,895)

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provision (benefit) for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, was as follows:

	2007	2006

Current:
Federal	$3,299	$—
State	752	—

Current income tax provision	4,051	—

Deferred:
Federal	(280)	(208)
State	(62)	(24)

Deferred income tax provision	(342)	(232)

Total income tax provision	$3,709	$(232)

The differences between the federal statutory rate and the effective income tax rate principally relate to state income taxes and entities treated as a partnership for tax purposes.

At December 31, 2007, the Company had net operating loss carry forwards for federal income tax purposes of approximately $1,428, which expire in 2019 through 2027.

A portion of net operating loss carry forwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. A portion of these carry forwards may expire before becoming available to reduce future income tax liabilities. As a result, the Company has recorded a valuation allowance in the amount of $371 as of December 31, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has no recognizable uncertain tax positions for the year ended December 31, 2007.

15.	Related-Party Transactions

Effective November 17, 2006, the Company and HLTH Corporation entered into a Transition Services Agreement (TSA) for services to be provided to each other through specified dates in 2007. The services include certain accounting services, accounts payable, payroll, legal, certain human resources and benefits services, information systems, purchasing and tax services. Total net expense under this TSA was $1,752 and $425 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively. Total due to HLTH Corporation was $797 and $30,714 as of December 31, 2007 and December 31, 2006, respectively.

The Company provides business card, stationary, and marketing printing services to HLTH Corporation. Revenue for such services was $596 and $39 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

EBS MASTER LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company provides customer support services to HLTH Corporation. Revenue for such services was $971 and $119 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

The Company is the beneficiary of letters of credit held by HLTH Corporation and has reimbursed HLTH Corporation for related fees of $52 and $0 for the year ended December 31, 2007, and for the period from November 16, 2006 to December 31, 2006, respectively. Additionally, the Company has entered into an agreement whereby the Company reimburses HLTH Corporation for the difference between the interest earned on HLTH Corporation’s committed funds and the rate HLTH Corporation could otherwise earn on these funds. Total interest expense was $11 and $0 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

Effective August 2007, the Company entered into an agreement with HLTH Corporation to lease office space for use by the Company’s employees. Total expense related to this agreement was $48 for the year ended December 31, 2007.

Effective December 2007, the Company entered into an agreement with HLTH Corporation to purchase computer equipment. Total expense related to this agreement was $166 for the year ended December 31, 2007.

The Company utilizes WebMD Health’s Little Blue Book physician directory. WebMD is a subsidiary of HLTH Corporation. Costs for this service were $125 and $15 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

The Company subscribes to WebMD Health’s Personal Health Manager service. WebMD is a subsidiary of HLTH Corporation. Fees for this service were $29 and $0 for the year ended December 31, 2007, and the period from November 16, 2006 to December 31, 2006, respectively.

16.	Subsequent Events

On February 8, 2008, HLTH Corporation completed the sale of its 48% minority interest in EBS Master LLC to General Atlantic LLC and Hellman & Friedman LLC for $575 million in cash. General Atlantic LLC previously acquired a 52% majority interest in EBS Master LLC from HLTH Corporation in November 2006. The Company is evaluating the impact to its future consolidated financial statements as a result of this transaction.

Schedule II. Valuation and Qualifying Accounts

	For The Year Ended December 31,
	2007 and the Forty-Three Day Period Ended December 31, 2006
	Balance at	Charged to
	Beginning	Costs and			Balance at
	of Period	Expenses	Acquired	Write-offs	End of Period

January 1, 2007 to December 31, 2007
Allowance for Doubtful Accounts	$3,848,685	$726,653	$30,000	$(979,724)	$3,625,614
November 16, 2006 to December 31, 2006
Allowance for Doubtful Accounts	3,516,336	332,349	—		3,848,685